CONSENT OF GEOLOGIST

[Letterhead of TETRA TECH]

I, John W. Rozelle, do hereby consent to references to my name in connection with the following reports, which is incorporated by reference into the annual report on Form 40-F for the fiscal year ended December 31, 2010 of Quaterra Resources Inc. filed with the United States Securities and Exchange Commission.

The technical report dated January 21, 2011 entitled “MacArthur Copper Project NI 43-101 Technical Report Lyon County, Nevada, USA” and dated March 19, 2009 titled “MacArthur Copper Project NI 43-101 Technical Report Lyon County, Nevada, USA” prepared by John W. Rozelle, P. Geo. for Tetra Tech.

Dated this 8th day of March 2011

/s/ John W. Rozelle

John W. Rozelle, P.G.